SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 4)
THE RYLAND GROUP, INC.
(Name of Issuer)
Common Stock, $1.00/Share
(Title of Class of Securities)
783764103
(CUSIP Number)
Check the following box if a fee is being paid with this statement.
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in the prior coverage page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages(s))
Page 1 of 5 Pages
CUSIP NO.
783764103
13G
1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
The Ryland Group, Inc. Retirement and Stock Ownership Plan
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)
3
SEC USE ONLY
4
CITIZENSHIP OR PLACE OF ORGANIZATION
The Plan and Trust shall be construed and interpreted in accordance with the

Laws of the State of Maryland.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
5
SOLE VOTING POWER
- -0-
6
SHARED VOTING POWER
- -0-
7
SOLE DISPOSITIVE POWER
- -0-
8
SHARED DISPOSITIVE POWER
- -0-
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
- -0-
10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *
11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
- -0-
12
TYPE OF REPORTING PERSON *
EP
*SEE INSTRUCTION BEFORE FILLING OUT!
Page 2 of 5 Pages
SCHEDULE 13G
Item 1(a)	Name of Issuer:
The Ryland Group, Inc.
Item 1(b)	Address of Issuer's Principal Executive Offices:
10221 Wincopin Circle

Columbia, Maryland  21044
Item 2(a)	Name of Person(s) Filing:
The Ryland Group, Inc. Retirement and Stock Ownership Plan
Item 2(b)	Address of Principal Business Office or, if none, Residence:
c/o Security Trust Company, N.A.

1501 Pennsylvania Avenue, NW

Washington, D.C.  20013
Item 2(c)	Citizenship:
The Plan and Trust shall be construed and interpreted in accordance with the

Laws of the State of Maryland.
Item 2(d)	Title of Class of Securities:
Common Stock, $1.00/Share

Series A ESOP Convertible Preferred Stock, each share initially being converted into one share of Common Stock of the issuer.
Item 2(e)	CUSIP Number:
783764103
Page 3 of 5 Pages
Item 3		If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
(a)
Broker or Dealer registered under Section 15 of the Act
(b)
Bank as defined in Section 3(a)(6) of the Act
(c)
Insurance Company as defined in Section 3(a)(19) of the Act
(d)
Investment Company registered under Section 8 of the Investment
Company Act
(e)
Investment Advisor registered under Section 203 of the
Investment Advisors Act of 1940
(f)
X
Employee Benefit Plan, Pension Fund which is subject to the
provisions of the Employees Retirement Income Security Act of
1974 or Endowment Fund; see Sub-section 240.13d-1(b)(1)(ii)(F)
(g)
Parent Holding Company in accordance with Sub-section
240.13d-1(b)(ii)(G) (Note:  See Item 7)
(h)
Group, in accordance with Sub-section 240.13d-1(b)(1)(ii)(H)
Item 4		Ownership:
With respect to the beneficial ownership of the reporting entity as of
December 31, 1993, see Items 5 through 11, inclusive, of the respective cover pages of this Schedule 13G applicable to such entity which are incorporated herein by reference.
Item 5		Ownership of Five Percent or Less of a Class:
As of January 4, 1994, Security Trust Company, N.A. was no longer the Trustee of the Plan.  Therefore, the percentage of The Ryland Group, Inc. common stock that was held by NationsBank Corporation and its subsidiaries was less than 5%.
Item 6		Ownership of More Than Five Percent on Behalf of Another Person:
Not Applicable
Item 7		Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on By the Parent Holding Company:
Not Applicable
Item 8		Identification and Classification of Members of the Group:
Not Applicable
Item 9		Notice of Dissolution of Group:
Not Applicable
Page 4 of 5 Pages
Item 10		Certification:
By signing below, I certify that, to the best of my knowledge and belief, the securities referenced to the above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
THE RYLAND GROUP, INC. RETIREMENT AND STOCK OWNERSHIP PLAN
By:	SECURITY TRUST COMPANY, N.A., Solely in its Capacity as Trustee
Date:
By:
Signature
Mary Jo Inglett/Compliance Officer
Name/Title
Page 5 of 5 Pages